UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-35265

CSR Limited (formerly known as CSR plc)
(Exact name of registrant as specified in its charter)

Churchill House, Cambridge Business Park, Cowley Road Cambridge CB4 0WZ, England +44 (0) 1223 692000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

Ordinary Shares of CSR plc
(Title of each class of securities covered by this Form)

N/A
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, CSR plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 24, 2015	By:	/s/ John DelMastro
	Name:	John DelMastro
	Title:	Secretary